Contact

www.linkedin.com/in/andreafrancesb (LinkedIn)

Top Skills

Responsive Web Design
Front-End Development
Donor Management

Certifications

Member
Stanford Ignite – Full-Time
Intro to Frontend Development
Certified LGBTBE
Social and Behavioral Research - Basic/Refresher

Honors-Awards

Highest Honors
Edie Windsor Coding Scholarship
LGBTQ Inclusion Award
Future Proof Web3 Scholarship
Gaingels 100

Patents

Social Media Content Management Systems

Annie Brown

Founder @ Reliabl | Data Scientist | AI Researcher
San Francisco, California, United States

Summary

I am an artificial intelligence expert and communications executive with 12+ years of organizational leadership, media strategy, and product building experience. Recognized for my contributions at the intersection of AI and social impact, I am the inventor on a machine learning patent and have led the development of bias-aware data systems and model-training infrastructure used by global organizations.

Building on my research, I founded Reliabl, a responsible technology initiative developing inclusive machine learning models and high-context data pipelines that improve online experiences for marginalized communities. At Reliabl, I designed the participatory data annotation system that powers our inclusive, high-context model-training pipeline. Previously, I led a team to launch Lips, an alternative creative-sharing platform focused on safety and self-expression.

I’m interested in connecting with researchers, builders, and innovators across AI, data management, and trust and safety. I also volunteer my time mentoring early-stage founders, so feel free to reach out if you’d like guidance, support, or introductions.

Experience

Reliabl

Founder & CEO
January 2023 - Present (3 years 2 months)

Reliabl's data annotation software transforms traditional data collection methods—hashtags, surveys, feedback, profiles—into machine learning-compatible annotations. This ensures that company AI models are trained on contextual, high-quality, and user-centric data to reduce bias and improve model performance.

UC San Diego
Entrepreneur in Residence, AI Researcher
January 2022 - Present (4 years 2 months)
San Diego, California, United States

• Perform comprehensive research in collaboration with UCSD faculty and students regarding algorithmic bias and data annotation, with a focus on gender discrimination.
• Liaise with AI researchers and engineers to translate technical research into clear and concise content.
• Present research findings to technical and non-technical audiences through articles, presentations, and webinars.
• Maintain documentation on AI models, algorithms, and software libraries.
• Presented peer-reviewed research at International Conference for Machine Learning

CodePath
Director of Communications
December 2021 - January 2023 (1 year 2 months)
San Francisco, California, United States

• Oversaw digital and print corporate partner communications strategy for large nonprofit organization providing free coding courses to Black and Latinx CV students, backed by Google, Amazon, Meta and others.
• Partnered with LinkedIn, Salesforce, Comcast, Comic Relief, and other leading organizations/funders to spearhead development of nationwide media campaigns in alignment with the nonprofit's mission, goals, and values.
• Developed brand identity, voice, content, and layout for annual reports and corporate partnership funding materials
• Worked directly with CEO to improve thought leadership strategy and prepare for key speaking events including SXSW
• Built and fostered strategic relationships with media outlets, journalists, influencers, and MAANG PR teams.
• Prepared and executed favorable media coverage through press releases, pitches, and broadcast interviews, as well as crisis communication plans, and acted as the organization's spokesperson.
• Established SEO and digital marketing strategies to increase the nonprofit's online visibility, including its website, social media handles, and subscription e-mails.
• Monitored effectiveness of communication and outreach efforts through data analysis and feedback.

• Led team of 10 to update organization's branding and market positioning within one year, with special focus on website redesign and corporate partnership messaging.

Future Point of View
Senior Vice President, Research and Communications
August 2018 - December 2021 (3 years 5 months)
Edmond, Oklahoma, United States

• Directed the company's branding, website, and communications strategies by building and implementing marketing collateral, podcasts, and social media content.
• Drove partnerships with universities, research institutions, and industry organizations to enhance the firm's brand and market presence.
• Worked with CEO to develop thought leadership strategy and book and prepare for over 50 paid speaking opportunities.
• Coordinated development of press releases, articles, reports, and other digital media with media outlets and journalists to secure positive coverage.
• Facilitated internal training, communications, and company events with employees to promote up-to-date information and engagement.
• Organized content and speakers for more than 80 episodes of the company's podcasts regarding corporate leadership, AI, emerging technologies, and machine learning.

Forbes
Contributing Writer - Artificial Intelligence
October 2019 - November 2021 (2 years 2 months)

Wrote articles on Artificial Intelligence with a focus on responsible AI development, data quality, and AI adoption across industries.

Superside
Communications Director (YC W16)
September 2015 - July 2018 (2 years 11 months)
Oslo Area, Norway

Spearheaded social content, branding, and messaging strategies, as well as research on trends in remote work, for an international Creative-as-a-Service (CaaS), YC-backed start-up company. Fifth hire at company, and founding team member. Achieved company recognition in The New Yorker, Tech Crunch, and other outlets.

Grameen Bank

Research and Content Manager
January 2010 - July 2015 (5 years 7 months)
Mirpur, Dhaka, Bangladesh

Delegated content production and research tasks, as well as produced articles and editorials on microfinance and social enterprise, and conducted research in debt restructuring, client protection programs, and women's empowerment. Recruited and trained journalists, and hosted interviews with microfinance and economic development professionals. Produced conference documents and recap content for world's leading gatherings on microfinance.

Virginia League for Planned Parenthood
Communications Associate
2010 - 2013 (3 years)
Richmond, Virginia Area

Assisted Communications Director in daily tasks and managed donor relations materials and events. Organized advocacy groups for safe and affordable access to reproductive health. Assisted clinic doctors and nurses with patient aftercare.

Education

The College of William and Mary
Bachelor of Arts - BA, Gender Studies, History

Tata Institute of Social Sciences
Diploma , Gender, Data & Development

Stanford University Graduate School of Business
Stanford Ignite, Stanford University Graduate School of Business, 2023

The Wharton School
VIP-X, The Venture Lab, The Wharton School, University of Pennsylvania, 2023

CareerFoundry
Fullstack Web Development, Computer Software Engineering